FILE No. 82-2418
Rule 12g3-2 (b)

WPN RESOURCES LTD.
CDNX Symbol: WPR
Corporate Office: #1500 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8
Tel : 1-604-669-2099
Fax: 1-604-669-3099

Date: **April 1, 2003** **NEWS RELEASE**

WPN ANNOUNCES CLOSING ON AGREEMENT TO ACQUIRE ADDITIONAL ITALIAN OIL CONCESSIONS

The Company reported today that it had closed on its Purchase Agreement to acquire the Pantelleria West and Pantelleria South Concession Permits located off-shore, Italy, consisting of 65,719 hectares and 66,531 hectares, respectively. The consideration for the purchase consisted of 2,014,497 common shares of the Company issued at a deemed price of $0.12 per share and the payment to the vendor of $67,501U.S. as a re-payment of direct costs in respect of the Permits. The shares which are to be issued are subject to a TSX Venture Exchange Value Security Agreement and are released as to 10% of the shares on closing and 15% of the balance of the shares at six month intervals over a three year period. The shares are also subject to a one year restriction on re-sale to March 31, 2004.

WPN RESOURCES LTD.


03022004
PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Per **"Glenn Whiddon"**
GLENN R. WHIDDON, CEO

The TSX Venture Exchange neither approves nor disapproves of the information contained herein.

For further information please contact:
Glenn Whiddon, CEO
Suite 1500 – 885 West Georgia Street
Vancouver, BC V6C 3E8
Phone: 604 669 2099
Fax: 604 669 3099
E-Mail: westpinn@lightspeed.ca

dlw 6/2